UNITED STATES
	            SECURITIES AND EXCHANGE COMMISSION
	                   Washington, D.C. 20549

	                        Schedule 13D
	         Under the Securities Exchange Act of 1934
	                     (Amendment No. 10)*

	                  USLIFE Income Fund, Inc.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                               917324105
                             (CUSIP Number)

                        Stephen C. Miller, Esq.
                     Krassa, Madsen & Miller, LLC
                      1680 38th Street, Suite 800
                       Boulder, Colorado  80301
                           (303) 442-2156
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                           October 20, 2000
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917324105
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		968,300
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	968,300
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	968,300
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	17.16%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 917324105
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
-------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		      0
Shares Bene-
ficially 		8.	Shares Voting Power	      0
Owned by Each
Reporting		9.	Sole Dispositive Power	      0
Person With
			10.	Shared Dispositive Power 	0
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person   0
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
-------------------------------------------------------------------------





               Amendment No. 10 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $508,968.95. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	 As previously disclosed in Amendments No. 8 and 9 to this Statement on Schedule 13D, the Trust opposed certain proposals by the Company's management in connection with the Company's 2000 annual meeting of shareholders which was held on October 3, 2000. It is the Trust's understanding that such proposals failed to receive the shareholder vote required for their adoption. As previously disclosed in this Statement on Schedule 13D, the Trust opposed the proposals because they posed increased risks for the Company's shareholders, would have increased management fees, would have resulted in additional acquisitions by the Company of below-investment-grade securities, and would have had a number of other adverse impacts on shareholders.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a)	The Trust is the direct beneficial owner of 968,300
Shares, or approximately 17.16% of the 5,643,768 Shares outstanding as of August 21, 2000, according to information contained in the Company's 2000 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

		(c) The table below sets forth purchases of the Shares by the Trust since September 29, 2000. Such purchases were effected by the Trust on the New York Stock Exchange.


        Date       Amount of Shares     Approximate Price
                                            Per Share
                                   (exclusive of commissions)

      09/29/00           8900                $8.3750
      10/02/00           3700                $8.3750
      10/03/00           6000                $8.5000
      10/03/00           5000                $8.5000
      10/03/00           3500                $8.4375
      10/03/00            300                $8.3750
      10/04/00           1000                $8.3750
      10/05/00           4900                $8.3750
      10/05/00           1100                $8.3750
      10/06/00           1000                $8.3750
      10/09/00            500                $8.3750
      10/11/00            800                $8.3750
      10/12/00           2100                $8.3750
      10/13/00           1000                $8.3750
      10/17/00           2200                $8.3125
      10/18/00           2600                $8.3125
      10/19/00           2000                $8.3750
      10/19/00            900                $8.3125
      10/20/00           5000                $8.4375
      10/20/00           5000                $8.4375
      10/20/00           3000                $8.3750



                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2000


                                      /s/ Stewart R. Horejsi
                                        Stewart R. Horejsi


                                     /s/ Stephen C. Miller
                                       Stephen C. Miller, as Vice
                                       President of Badlands Trust
                                       Company, trustee of the Ernest
                                       Horejsi Trust No. 1B